RNK

# Public



17017060

SECU] ... SSION

RECEIVED

2017 MAY 23 PM 1:21

SEC / TM

| QMB APPROVAL | |
|---|---|
| QMB Number. | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response . . . . . 12.00 | |

SEC Mail Processing Section

MAY 23 2017

Washington DC 412

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-67974 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING **APRIL 1, 2016** (MM/DD/YY) AND ENDING **MARCH 31, 2017** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GROWTH VENTURE PARTNERS, INC.**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1930 SKI SLOPE CIRCLE**
(No. and Street)

| **LAS VEGAS** | **NEVADA** | **89117** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**ELI GABAY** **(305) 600-3396**
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**
(Name - *if individual, state last, first, middle name*)

| **100 E. SYBELIA AVENUE, SUITE 130, MAITLAND** | **FLORIDA** | **32751** |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**SEC 1410 (06-02)**

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

# OATH OR AFFIRMATION

I, **ELI GABAY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GROWTH VENTURE PARTNERS, INC.**, as of **MARCH 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

**PRESIDENT**

Title

See attached Certificate

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Nevada

County of Clark

Signed and sworn to (or affirmed) before me on May 15, 2017, by Eli Gabay.

(seal) 
JAMIE SYLVESTER
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 14-14745-1
My Appt. Expires Aug. 25, 2018

Notary Public
Jamie Sylvester
My Commission Expires: Aug 25, 2018

# GROWTH VENTURE PARTNERS, LLC

## FINANCIAL STATEMENTS

## MARCH 31, 2017



# Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Growth Venture Partners, LLC

We have audited the accompanying statement of financial condition of Growth Venture Partners, LLC as of March 31, 2017, and the related notes to the financial statements. This financial statement is the responsibility of Growth Venture Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Growth Venture Partners, LLC as of March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

May 10, 2017

## GROWTH VENTURE PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

**For The Year Ended March 31, 2017**

### ASSETS

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 11,414 |
| Prepaid expenses | | 637 |
| Other Assets | | 251 |
| **Total assets:** | $ | 12,302 |

### LIABILITIES

| | | |
|---|---|---|
| **Current Liabilities:** | | |
| Accounts Payable | $ | 29 |
| **Total liabilities:** | | 29 |

### STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Stockholders' equity:** | | |
| Common stock, $0.50 par value; 1,000,000 shares authorized, 200 issued and outstanding | | 100 |
| Additional paid-in capital | | 107,130 |
| Retained earnings | | (94,957) |
| **Total shareholders' equity:** | | 12,273 |
| **Total liabilities and shareholders' equity:** | $ | 12,302 |

The accompanying notes are an integral part of these financial statements.

## Note 1 – Summary of Significant Accounting Policies

*Nature of Business*

Growth Venture Partners, LLC ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was originally formed on April 15, 2008 as a single member limited liability company. Effective February 27, 2009, the Company incorporated in the state of Florida and continued its operations as a corporation. Effective April 20, 2016, the Company has domesticated in Nevada and converted to Growth Venture Partners, LLC.

The Company is approved to conduct business in the areas of private placements and merger and acquisition transactions.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

*Cash and Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2017, the Company had no uninsured cash balances.

*Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2014.

**GROWTH VENTURE PARTNERS, LLC**

**NOTES TO FINANCIAL STATEMENTS**
**MARCH 31, 2017**

**Note 1 – Summary of Significant Accounting Policies (continued)**

*Fair Value of Financial Instruments*

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

**Note 2 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2017, the Company had excess net capital of $6,385 and a net capital ratio of 0.25% to 1.

**Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk**

The Company's future operating results may be affected by several factors. The overall downturn of the general and local economic, political and social conditions can affect the Company.

**Note 4 – Related party transactions**

The Company occupies space in a residence owned by the shareholder and is not paying rent.

**Note 5 – Commitments and Contingencies**

The Company does not have any commitments or contingencies.

**Note 6 – Subsequent Events**

The Company has evaluated subsequent events through May 8, 2017, the date the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to March 31, 2017 requiring disclosure.